Exhibit 12.1

Ratio of Earnings to Fixed Charges Syniverse Holdings, Inc. and Predecessor (dollars in thousands)

	Predecessor	Successor
	Period from January 1 to February 13, 2002	Period from February 14 to December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006
Net Income (loss)	$6,917	$631	$(57,926)	$15,063	$9,804	$89,724
Provision for (benefit from) income taxes	4,418	9,320	10,057	8,729	9,041	(39,574)

Income (loss) before income taxes	$11,335	$9,951	$(47,869)	$23,792	$18,845	$50,150

Fixed charges:
Interest expensed	$—	$45,428	$46,235	$44,577	$32,406	$26,788
Amortization of deferred financing costs and discount	—	8,677	11,893	8,351	2,241	540
Estimated interest factor on operating leases	59	864	871	1,016	1,010	1,006

Total fixed charges	$59	$54,969	$58,999	$53,944	$35,657	$28,334

Earnings:
Income (loss) before income taxes	11,335	9,951	(47,869)	23,792	18,845	50,150
Fixed charges	59	54,969	58,999	53,944	35,657	28,334

Total earnings	$11,394	$64,920	$11,130	$77,736	$54,502	$78,484

Ratio of earnings to fixed charges	193.12	1.18	0.19	1.44	1.53	2.77